

Offering Details

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Bernal Cutlery

CULINARY KNIFE SHOP San Francisco, CA

Raising
$200,000.00

Bond Duration
120 months

Yield Range
6.00-8.00%

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Our Story

Bernal Cutlery is a globally renowned full-service culinary knife shop based in the San Francisco Bay Area. Since 2005, husband and wife co-founders, Josh Donald and Kelly Kozak, have offered peerless sharpening services, high caliber new knives, collectible and vintage cutlery, as well as classes in care and sharpening and knife skills.

Professional Chefs, dedicated home cooks, and collectors come to Bernal Cutlery to purchase and care for their valued knives and tools.

Bernal Cutlery, having succeeded as a brick & mortar operation with three locations, is expanding its operations by moving its San Francisco Mission DIstrict store to a much larger space on busy Valencia Street. Bernal Cutlery will continue to grow its' digital presence, respective online sales, and further, establish itself as the go-to-purveyor for all sharp things.

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Use of Funds

Here's a breakdown of how funds will be allocated to achieve our vision:

New Website. Launch a new brochure website and add a point of sale software to allow for sales via our busy social media channels.

New Equipment. Purchase new equipment: large Japanese grinder to expedite knife refurbishing and keep up with customer service demand in new Valencia street location, as well as engraving and fabrication equipment.

New Products. Expand selection of knives, cooking tools, and sharpening supplies, especially culinary knives from Japan, as well as other spots around the world. Also to design new collaborative products between knife makers and culinary professionals.

Content Marketing. Create unique video content featuring knife skills tutorials and informative history to bring Bernal Cutlery's persona to the

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New Website. Launch a new brochure website and add a point of sale software to allow for sales via our busy social media channels.

New Equipment. Purchase new equipment: large Japanese grinder to expedite knife refurbishing and keep up with customer service demand in new Valencia street location, as well as engraving and fabrication equipment.

New Products. Expand selection of knives, cooking tools, and sharpening supplies, especially culinary knives from Japan, as well as other spots around the world. Also to design new collaborative products between knife makers and culinary professionals.

Content Marketing. Create unique video content featuring knife skills tutorials and informative history to bring Bernal Cutlery's persona to the masses.

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Bond Prospectus

Issuer Financial Information

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